UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022.

Commission File Number: 001-40627

SOPHiA GENETICS SA

(Exact name of registrant as specified in its charter)

Rue du Centre 172

CH-1025 Saint-Sulpice

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 16, 2022, SOPHiA GENETICS SA (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on June 15, 2022 at 2:00 p.m. CEST (8:00 a.m. EST) at the Company’s headquarters at Rue du Centre 172, 1025 St-Sulpice VD, Switzerland. Due to the COVID-19 pandemic, shareholders will not be permitted to be physically present at the annual general meeting and may exercise their voting rights at the annual general meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the annual general meeting and the related proxy materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: May 16, 2022

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Invitation to the Annual General Meeting
99.2	Annual General Meeting Proxy Materials